Exhibit 12

The J.M. Smucker Company

Computation of Ratio of Earnings to Fixed Charges

(in millions of dollars)

	Year Ended April 30,
	2014	2013	2012	2011	2010
Earnings before fixed charges:
Income before income taxes	849.7	817.3	701.2	717.2	730.8
Total fixed charges	104.4	119.4	105.8	90.6	84.3
Less: capitalized interest	(3.2)	(4.7)	(5.7)	(1.8)	(0.8)

Earnings available for fixed charges	950.9	932.0	801.3	806.0	814.3
Fixed charges:
Interest and other debt expense, net of capitalized interest	81.0	95.0	81.3	69.6	65.2
Capitalized interest	3.2	4.7	5.7	1.8	0.8
Estimated interest portion of rent expense (a)	20.2	19.7	18.8	19.2	18.3

Total fixed charges	104.4	119.4	105.8	90.6	84.3
Ratio of earnings to fixed charges	9.1	7.8	7.6	8.9	9.7

(a)	For purposes of this calculation, management estimates approximately one-third of rent expense is representative of interest expense.

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